Exhibit 99.1

Ossen Innovation Provides Guarantee for Loan to Pujiang International Group Limited

SHANGHAI, July 24, 2020 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that Pujiang International Group Limited (the “Parent”), a Cayman Islands company listed in Hong Kong which indirectly owns 65.9% of the Company, entered into certain facility agreement (the “Agreement”) with two financial institutions (the “Lenders”).

Pursuant to the Agreement, the Lenders agreed to make a term loan (the “Loan”) of up to US$40 million (with a green shoe option of up to US$30 million) to the Parent for 24 months for working capital and investment purposes. The Loan may be extended for another 12 months upon approval of the Lenders. The Loan is secured by, among others, the Parent’s 65.9% beneficial ownership in the Company, and guaranteed by the Company, its affiliates and the Parent’s affiliates, including Dr. Liang Tang, chairman of the board of directors of the Company.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Ma'anshan, Anhui Province, China and Jiujiang, Jiangxi Province, China.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886
Web: www.osseninnovation.com

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